July 18, 2024

Roger Shannon
Chief Financial Officer
Lakeland Industries, Inc.
1525 Perimeter Parkway, Suite 325
Huntsville, AL 35806

       Re: Lakeland Industries, Inc.
           Registration Statement on Form S-3
           Filed July 12, 2024
           File No. 333-280783
Dear Roger Shannon:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aja Eiden at 202-551-6072 or Katherine Bagley at 202-551-2545 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Lori Metrock, Esq.